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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sagent Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78669210

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[√ ]	Rule 13d-1(d)

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78669210	Schedule 13G

	1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only):
Key Gate Investments Limited

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization:
British Virgin Islands

		5.	Sole Voting Power:
0
Number of
Shares		6.	Shared Voting Power:
Beneficially			2,500,663
Owned By
Each Reporting		7.	Sole Dispositive Power:
Person With:			0

		8.	Shared Dispositive Power:
2,500,663

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500,663

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

	11.	Percent of Class Represented By Amount in Row (9):
8.93%

	12.	Type Of Reporting Person (See Instructions):
CO

CUSIP No. 78669210	Schedule 13G

	1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only):
China Harvest Fund II, L.P.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization:
Cayman Islands

		5.	Sole Voting Power:
0
Number of
Shares		6.	Shared Voting Power:
Beneficially			2,500,663
Owned By
Each Reporting		7.	Sole Dispositive Power:
Person With:			0

		8.	Shared Dispositive Power:
2,500,663

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500,663

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

	11.	Percent of Class Represented By Amount in Row (9):
8.93%

	12.	Type Of Reporting Person (See Instructions):
PN

CUSIP No. 78669210	Schedule 13G

	1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only):
China Renaissance Capital Investment II, L.P.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization:
Cayman Islands

		5.	Sole Voting Power:
0
Number of
Shares		6.	Shared Voting Power:
Beneficially			2,500,663
Owned By
Each Reporting		7.	Sole Dispositive Power:
Person With:			0

		8.	Shared Dispositive Power:
2,500,663

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500,663

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

	11.	Percent of Class Represented By Amount in Row (9):
8.93%

	12.	Type Of Reporting Person (See Instructions):
PN

CUSIP No. 78669210	Schedule 13G

	1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only):
China Renaissance Capital Investment II GP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):

(a) [ ]
(b) [ ]

	3.	SEC Use Only:

	4.	Citizenship or Place of Organization:
Cayman Islands

		5.	Sole Voting Power:
0
Number of
Shares		6.	Shared Voting Power:
Beneficially			2,500,663
Owned By
Each Reporting		7.	Sole Dispositive Power:
Person With:			0

		8.	Shared Dispositive Power:
2,500,663

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,500,663

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

	11.	Percent of Class Represented By Amount in Row (9):
8.93%

	12.	Type Of Reporting Person (See Instructions):
CO

ITEM 1(A).	NAME OF ISSUER:

Sagent Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1901 North Roselle Road, Suite 700, Schaumburg, Illinois 60195, U.S.A.

ITEM 2(A).	NAME OF PERSON FILING:

Key Gate Investments Limited (direct ownership)
China Harvest Fund II, L.P.
China Renaissance Capital Investment II, L.P.
China Renaissance Capital Investment II GP

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of Key Gate Investments Limited is Trident  Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.  The address of the principal business office of each  of the other Reporting Persons filing this Schedule 13G is M&C Corporate Services Limited, P.O. Box  309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(C).	CITIZENSHIP:

British Virgin Islands:
Key Gate Investments Limited

Cayman Islands:
China Harvest Fund II, L.P.
China Renaissance Capital Investment II, L.P.
China Renaissance Capital Investment II GP

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP:

The percentage ownership of the Reporting Persons as of December 31, 2012 are set forth below.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Key Gate Investments Limited	2,500,663	8.93%	0	2,500,663	0	2,500,663
China Harvest Fund II, L.P.	2,500,663	8.93%	0	2,500,663	0	2,500,663
China Renaissance Capital Investment II, L.P.	2,500,663	8.93%	0	2,500,663	0	2,500,663
China Renaissance Capital Investment II GP	2,500,663	8.93%	0	2,500,663	0	2,500,663

2,500,663 ordinary shares are held of record and beneficially owned by Key Gate Investments Limited, of which China Harvest Fund II, L.P. owns 97.37%.  China Renaissance Capital Investment II, L.P. is the general partner of China Harvest Fund II, L.P.  China Renaissance Capital Investment II GP is the general partner of  China Renaissance Capital Investment II, L.P.  China Harvest Fund II, L.P. is the majority owner of Key Gate Investments Limited and may be deemed to beneficially own all of the shares held by Key Gate Investments Limited.  Each of China Renaissance Capital Investment II GP and China Renaissance Capital Investment II, L.P. may also be deemed to beneficially own all of the shares held by Key Gate Investments Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Key Gate Investments Limited

By:	/s/ Andrew Lo
Name: Andrew Lo
Title: Director

China Harvest Fund II, L.P.
By China Renaissance Capital Investment II, L.P., its general partner
By China Renaissance Capital Investment II GP, its general partner

By:	/s/ Andrew Lo
Name: Andrew Lo
Title: Director

China Renaissance Capital Investment II, L.P.

By China Renaissance Capital Investment II GP, its general partner

By:	/s/ Andrew Lo
Name: Andrew Lo
Title: Director

China Renaissance Capital Investment II GP

By:	/s/ Andrew Lo
Name: Andrew Lo
Title: Director

EXHIBITS

Exhibit 1         Joint Filing Agreement